Impact capital

SEC No 82-34925

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

2 August 2007

07026140

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

Dear Sir/Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect of the month of July 2007.

Sincerely

Alison Hill

PROCESSED
AUG 23 2007
THOMSON
FINANCIAL

9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

Impact capital

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: (07) 3211 8000 Fax (07) 3211 8933
Email: info@impactcapital.com.au
Website: www.impactcapital.com.au

ASX ANNOUNCEMENT **30 July 2007**

RELEASE OF ESCROWED SHARES

In accordance with ASX Listing Rule 3.10A Impact Capital Limited (ASX: ICD) advises that 22,537,500 ordinary fully paid shares in the Company are due for release from a 24 month restriction period on 13 August 2007. Of this total, 7,310,000 shares are subject to voluntary escrow.

All of these shares are held by former members of Impact Funding Limited, the company acquired by ICD in July 2005 and represent the final release of securities subject to escrow.

By order of the Board
Alison Hill
Company Secretary

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: (07) 3211 8000 Fax (07) 3211 8933
Email: info@impactcapital.com.au
Website: www.impactcapital.com.au

ASX / MEDIA RELEASE **2 July 2007**

RESIGNATION OF JOINT COMPANY SECRETARY

The directors of Impact Capital Limited advise that Mr Lawrence Litzow has resigned as joint company secretary of the Company as from 30 June 2007.

The board wishes to express its thanks and appreciation to Mr Litzow for his past efforts and in particular for his assistance with the acquisition of Impact Funding Limited and reinstatement to official quotation.

Mr Litzow remains as a director of Impact Capital Limited.

ABOUT IMPACT CAPITAL

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Stock Exchange.

The company's four main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Deceased estate loans; and,
- Outlay disbursement funding for key legal firms and their clients.

Impact Capital offers a unique facility that traditional lenders such as banks are unable to provide by lending a percentage of an expected payout to customers entitled to a qualifying settlement.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer & Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN	Quarter ended ("current quarter")
22 094 503 385	**30 JUNE 2007**

CONSOLIDATED STATEMENT OF CASH FLOWS

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers for: (note 1)		
	(a) Interest income	1,373	4,196
	(b) Fee income	48	109
1.2	Payments to suppliers for		
	(a) staff costs	(421)	(1,432)
	(b) advertising and marketing	(155)	(582)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(303)	(1,097)
1.3	Dividends received	-	-
1.4	Other interest income received (note 2)	25	88
1.5	Interest expense and other costs of finance paid (note 3)	(250)	(1,303)
1.6	Income taxes paid	-	(369)
1.7	Other	-	-
	Net operating cash flows	**317**	**(390)**

Note:
A number of the disclosures in this report have been amended from those reflected in prior period reports in order to provide readers with a clearer understanding of its activities and resultant cashflows.

Details of the enhanced disclosures were provided to the market on 26 April 2007.Reports prior to the quarter ended 31 December 2006 have not been amended and reissued.

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	**Net operating cash flows (carried fwd)**	**317**	**(390)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments (note 4)	-	(3)
	(c) intellectual property	-	-
	(d) other intangible assets (software)	(10)	(50)
	(e) plant and equipment	(4)	(44)
	(f) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (note 4)	-	618
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	-	-
	(e) plant and equipment	-	-
	(f) other non-current assets	-	-
1.11	Loans advanced to other entities	-	-
1.12	Loans repaid by other entities (note 5)	-	903
1.13	Other (note 6)		
	(a) loans advanced to customers	(10,326)	(33,789)
	(b) loans repaid by customers	5,192	15,983
	Net investing cash flows	**(5,148)**	**(16,382)**
1.14	**Total operating and investing cash flows**	**(4,831)**	**(16,772)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	7,000	20,000
1.18	Repayment of borrowings	-	(3,580)
1.19	Dividends paid	-	-
1.20	Other – transaction costs	(85)	(127)
	Net financing cash flows	**6,915**	**16,293**
	Net increase (decrease) in cash held	**2,084**	**(479)**
1.21	Cash at beginning of quarter/year to date	235	2,798
1.22	Exchange rate adjustments to item 1.20		-
1.23	**Cash at end of quarter**	**2,319**	**2,319**

+ See chapter 19 for defined terms.

Explanatory notes to "Cash flows related to operating activities"

Note 1:	Receipts from customers Operational receipts from customers represent interest and fee income received on the repayment of loans. As the loans to customers are not subject to periodic repayments but are repaid in one sum on final settlement of the customers underlying legal matter, the amount of interest and fee income included in the operational receipts for the period can differ significantly from the accrual based calculation of interest and fee income for recognition in the profit for the same period. On a cumulative basis however the amounts are equal. Operational receipts from customers do not include repayments of principal amounts as these are considered to be cash flows related to investing activities (refer note 6 below). (a) Interest income Interest income received includes fees charged on the establishment of the loan which form an integral part of the effective interest rate charged on funds advanced. (b) Fee income Fee income received includes annual assessment and account servicing fees, the amount of which can not be established on commencement of the loan to customers and which does not form a part of the effective interest rate.
Note 2:	Other interest income is received on surplus cash deposits held at bank.
Note 3:	Interest and financing costs are paid on borrowings disclosed at item 3.1 below.

Explanatory notes to "Cash flows related to investing activities"

Note 4:	A substantial portion of the cash consideration for the sale of Impact Funding (UK) Limited was not received in the year ended 30 June 2006 but has been received in the year to date. A number of transaction costs associated with sale have also been paid in the year to date. Refer also items 5.1 and 5.3 below.
Note 5:	At 30 June 2006 loan monies were due from Impact Funding (UK) Limited. These have been received in the year to date. Refer also items 5.1 and 5.3 below.
Note 6:	Loans advanced to and repaid by customers represent principal amounts only and are classified as investing cash flows in recognition of their capital nature. Interest and fee receipts generated from this capital investment are classified as operating receipts from customers (refer note 1) rather than as investing cash flows.

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	149
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

At 30 June 2006 an amount of $1.2m was receivable in relation to the sale of a subsidiary, Impact Funding (UK) Limited. Of this amount $0.66m has been received in cash in the year to date however the remaining amount of $0.54m has been settled by the transfer of additional shares in the purchaser, Impact Holdings (UK) Plc, which are currently recognised in the consolidated balance sheet as an available for sale investment.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	40,000	25,000
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,319	235
4.2	Deposits at call		-
4.3	Bank overdraft		-
4.4	Other Term deposits with restricted use under terms of bank bill facility agreement but which considered cash for purposes of this cash flow statement		
	Total: cash at end of quarter (item 1.23)	**2,319**	**235**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		Impact Funding (UK) Limited Sold 19 June 2006
5.2	Place of incorporation or registration		United Kingdom
5.3	Consideration for acquisition or disposal		At 30 June 2006 an amount of $1.2m of the sale consideration remained outstanding. Cash of $0.66m has been received in the quarter ended 30 September 2006 and related transaction costs of $0.04m have been paid in the quarter ended 31 December 2006. The remainder of the consideration receivable at 30 June 2006 has been settled through the non-cash transaction disclosed at Item 2.1 above.
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not* (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: .... Date: .... 27 July 2007 ....
(Director/~~Company secretary~~)

Print name: .... Russell Templeton ....

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END